BOSTON COMMON ASSET MANAGEMENT
CODE OF ETHICS

Effective December 29, 2010

INTRODUCTION

Boston Common Asset Management has adopted this Amended Code of Ethics (“Code”) pursuant to Rule 204A-1 of the Investment Advisers Act of 1940 (“Advisers Act”) and Rule 17j-1 promulgated under the Investment Company Act of 1940 (Investment Company Act).  Boston Common Asset Management has adopted the Code to underscore the high value the firm places on the principles of honesty, integrity and professionalism.

Boston Common Asset Management takes pride in its reputation and the quality of its personnel. The purpose of the Code is to maintain the firm’s ethical standards by:

•	educating employees about the firm’s expectations and the laws governing their conduct;

•	guarding against violations of the securities laws;

•	protecting Boston Common Asset Management's clients by deterring misconduct; and

•	establishing procedures for employees to follow to ensure they fully understand and adhere to the firm’s strong ethical principles.

GENERAL PRINCIPLES

Boston Common Asset Management has a fiduciary relationship with its clients, which include registered investment companies (mutual funds) managed by Boston Common.    It owes its clients the utmost duty of loyalty, good faith and fair dealing.  All officers and employees of the firm (‘employees’) are obligated to uphold the principles that are important to the firm, which include:

•	The duty at all times to put clients' interests first;

•	The principle that independence in decision-making is paramount;

•
The requirement that all personal securities transactions be conducted in a manner consistent with the Code and avoid any actual or potential conflict of interest or any abuse of an employee's position of trust and responsibility;

•	The principle that Boston Common employees should not to take inappropriate advantage of their positions;

•	The duty to ensure that investment advice is suitable to the client’s individual objectives, needs and circumstances; and

•	The fiduciary principle to maintain the confidentiality of clients' financial circumstances and the identity of their securities holdings.

Boston Common Asset Management takes very seriously its responsibilities to its clients and its reputation for integrity and honesty.  Even being accused of a violation might damage one of the company’s key assets – its reputation.  Since integrity and honesty are at the heart of the firm’s business, the harm would be difficult to repair.  The best approach, therefore, is to prevent legal and ethical violations by properly handling investment and other confidential information.  In this way, it is possible to avoid situations in which sensitive information appears to have been misused.

Boston Common Asset Management and each of its employees is responsible for maintaining the confidentiality of all proprietary and client information and for complying fully with the laws and regulations governing such information.  Where appropriate, the firm will take disciplinary action against violators of this Code of Ethics.  The firm’s Chief Compliance Officer must be promptly consulted regarding all actual or suspected violations of this Code.  Employees should not hesitate to contact the Chief Compliance Officer with any questions about the Code or how it applies to a particular situation.

STANDARDS OF BUSINESS CONDUCT

To fulfill Boston Common’s fiduciary duties to its clients, all employees are required to comply with certain standards of business conduct.

A.           Compliance with Laws and Regulations.

Employees must comply with all applicable federal and state securities laws.  No employee is permitted, in connection with the purchase or sale (directly or indirectly) of a security held or to be acquired by a client:

•	to defraud the client in any manner;

•	to mislead the client, including by making a statement that omits material facts;

•	to engage in any act, practice or course of conduct that would act as a fraud or deceit upon the client;

•	to engage in any manipulative practice with respect to the client; or

•	to engage in any manipulative practice with respect to securities, including price manipulation.

B.           Confidentiality.

Boston Common Asset Management has a duty to keep information about current and former clients confidential.  This includes information about a client’s identity, financial circumstances, securities holdings, and advice furnished to the client by the firm.  All employees are required to uphold this duty.

Unauthorized information about Boston Common or its Funds that is posted on the internet may lead to confidentiality breaches for the firm and its clients.  Information on such sites may also be seen as “advertising” by regulators and may violate the advertising restrictions that apply to investment advisors.  To prevent possible violations, employees may not use social networking sites and media (such as Facebook and Twitter) for business purposes, nor may employees create blogs that discuss the firm, its clients, investment strategies or its business.

C.           Conflicts of Interest.

As a fiduciary, Boston Common Asset Management must act in the best interest of its clients.  The firm strives to identify and avoid conflicts of interest with clients and disclose all material facts concerning any conflicts that do arise.  All employees should work to avoid conflicts of interest and any situation that may have the appearance of a conflict or impropriety.

1.      Conflicts among Client Interests.  Employees are prohibited from favoring one client over another.  Such favoritism would occur, for example, if a large account (such as a Fund) were favored over a smaller account, or if the account of a family member were favored over another client’s account.

2.      Competing with Client Trades.  Employees are prohibited from using knowledge about pending transactions for clients to profit personally (directly or indirectly) from such transactions.

3.      Disclosure of Personal Interest.  Employees who make investment recommendations on behalf of clients are prohibited from recommending, implementing or considering any securities transaction for a client without having disclosed any material beneficial ownership, business or other personal relationship, or other material interest in the issuer or its affiliates, to the investment committee.  For purposes of this Code, “material beneficial ownership” means holding an interest of at least 5% in an issuer.  “Other material interest” means holding securities of a single issuer that are equal to or greater than 10% of the employee’s investment assets.

4.      No Transactions with Clients.  Employees are not permitted knowingly to buy or sell securities or other property to or from a client.  However, an employee may purchase securities issued by a publicly traded client subject to the personal trading procedures described below.

5.      Political and Charitable Contributions.  Employees are prohibited from making political contributions for the purpose of obtaining or retaining advisory contracts with government entities.  In addition, Boston Common’s current or anticipated business relationships cannot be considered as a factor in soliciting political or charitable contributions.  All political contributions (with the following exception) must be precleared with the Chief Compliance Officer to ensure that the contribution does not violate federal “pay to play” rules.  Exception:  It is not necessary to preclears contributions of $250 or less to a politician for whom the employee is entitled to vote.

6.   Gifts and Entertainment.  In order to reduce the possibility of actual or apparent conflicts of interest, employees may not accept gifts, favors, entertainment or other things of value that could influence their decision-making or suggest that they are indebted to any particular person or firm.  Similarly, employees may not give any gifts or entertainment that could be viewed as influencing decision-making or making a client feel indebted Boston Common Asset Management or its employees. These policies also apply to family members.

a.   Gifts.  Absent prior approval from the Chief Compliance Officer, no employee may give or receive any gift, service or other thing worth more than $200 annually from any person or entity that does business with or on behalf of Boston Common.

b.   Cash.   No employee may give or receive cash gifts or cash equivalents from a client, prospective client, or any entity that does business with or on behalf of Boston Common Asset Management

c.   Entertainment.   No employee may provide or accept extravagant or excessive entertainment to or from a client, prospective client or any person that does or seeks to do business by or on behalf of Boston Common Asset Management.  Employees may accept or provide business entertainment, such as a dinner or sporting event, of reasonable value, if the person or entity providing the entertainment is present.  Seek preclearance from the Chief Compliance Officer if the value of the proposed entertainment is unclear.

d.   Preclearance for Certain Entertainment Expenses.  To prevent unintended violations of various laws and regulations, employees must preclear all gifts, meals, entertainment or other expenses involving any federal, state or local governmental authority, or any pension fund, with the Chief Compliance Officer.

e.   Reporting.  All gifts and entertainment received by or given to Boston Common Asset Management employees as a result of their employment with Boston Common with a value of $50 or greater per person, shall be recorded in the Gift and Entertainment Log maintained at “Company\Legal & Compliance\BCAM Updated Gift Log.”

7.     Vendors or Suppliers.  Employees must disclose to the Chief Compliance Officer any personal or investment interests they have in vendors or suppliers that do business with the firm.  The Chief Compliance Officer may prohibit the employee from negotiating or making decisions regarding Boston Common’s business with that person or entity.

D.           Personal Securities Transactions

The transactions of persons who work in the securities industry are subject to a high level of scrutiny and regulation because of the significant potential for conflicts with client interests.  These conflicts range from actions that give rise to an appearance of improper activity to outright illegal conduct.  In the investment business, even the appearance of improper conduct can be enough to ruin a firm’s reputation or a person’s career.  Accordingly, Boston Common has adopted the following policies and procedures to govern personal securities transactions.  All employees and their family members are required to strictly adhere to these policies and procedures.

1.           Persons Covered By the Code:  Who Is an ‘Access Person’?

‘Access person’ is a technical term used by the Advisers Act to refer to persons who have access to sensitive information about client transactions.  Because every officer and employee at Boston Common Asset Management has access to such information, they are all deemed to be Access Persons.  For the sake of clarity, however, this Code will refer to Access Persons as “employees.”  As appropriate, the Chief Compliance Officer may designate additional persons as Access Persons subject to the Code, including temporary employees, independent contractors or consultants.

The preclearance and reporting provisions of this Code apply to all employees and their family members.  “Family members” include an employee’s spouse, domestic partner, minor children, and relatives by blood or marriage living in the person's household (including an  adult child, stepchild, grandchild, parent, stepparent, grandparent, sibling or in-law).  If it is unclear whether someone qualifies as a “family member,” consult with the Chief Compliance Officer.

2.           Securities Covered by the Code: What is a ‘Covered Security’?

The term 'Covered Security' means any stock, bond, future, investment contract or any other instrument that is considered a security under the Advisers Act.  The term is very broad and for the purposes of this Code also includes:

•	Options on securities, on indexes and on currencies;

•	All kinds of limited partnerships;

•	Foreign unit trusts and foreign mutual funds;

•	Private investment funds, hedge funds and investment clubs;

•	Bonds issued by a city, state or municipality;

•	Funds managed by Boston Common; and

The term ‘Covered Security' does NOT include

•	Direct obligations of the U.S. government, such as treasury bonds;1

•	Bankers' acceptances, bank certificates of deposit, commercial paper and other high-quality short-term debt instruments, including repurchase agreements;

•	Shares issued by money market funds;

•	Shares issued by unaffiliated open-end registered mutual funds;

•	Exchange traded funds; or

•	Shares issued by unit investment trusts that are invested exclusively in open-end mutual funds.

3.           Requirements for Employees’ Personal Securities Transactions.

a.           Preclearance for Securities Transactions.  Employees must receive prior approval from the Preclearance Officer before buying, selling or transferring any Covered Security.  Further details of preclearance requirements are explained in the next section.

b.           Blackout Period – Prohibition on Same-Day Transactions. Employees may not buy or sell, directly or indirectly, any security on a day during which any client, including a Fund,  has a pending 'buy' or 'sell' order until the client’s order is executed or withdrawn.

c.           Initial Public Offerings.   Employees may not invest in initial public offerings.

d.           Short-Term Trading.   Absent pre-approval by the Chief Compliance Officer, employees are restricted from engaging in short-term trading, including short-term trading in any mutual fund.  For the purposes of this Code, short-term trading is defined as selling a security within 30 days of purchase or purchasing a security within 30 days of sale.

e.           Frequent Trading.  Frequent personal trading is discouraged because it may be a distraction from servicing Boston Common Asset Management's clients.

COMPLIANCE PROCEDURES

A.           Preclearance and Reporting Procedures

Preclearance Requirements

1.           Obtaining Preclearance.   Employees and their family members are prohibited from engaging in any transactions in any Covered Security in which they have a beneficial interest unless they obtain, in advance of the transaction, written preclearance from the Preclearance Officer.  If the Preclearance Officer is located in an office other than the Boston office, preclearance requests and decisions may be made via email or fax, with a copy to the Chief Compliance Officer.  Otherwise, the Securities Transaction Preclearance Form found at “Company\Compliance Manual\Personal Trading Reporting Documents-- Forms” should be used.

1 Please note that all transactions in municipal bonds must be precleared.

2.           Information Required on Preclearance Request.  All preclearance requests must contain the following information:

•	Employee’s name;

•	Name of the person for whose benefit the trade is being made;

•	Account number;

•	The type of transaction (e.g., buy or sell);

•	Broker;

•	Name of security;

•	Ticker symbol or CUSIP number; and

•	Number of shares or face value, if a bond.

3.           Time frame.              Preclearance is valid for 24 hours.

4.           Transactions Exempt from Preclearance.  Preclearance is not required for the following transactions:

•	Non-volitional transactions (such as stock splits, mergers and spin-offs);

•	Purchases or sales pursuant to an automatic investment plan (including a dividend reinvestment plan);

•
Purchases effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired;

•	Open-end mutual fund shares of entities not affiliated with Boston Common Asset Management or its subadvisors; and

•	Unit investment trusts..

5.           Sanctions.                      If an employee fails to preclear a transaction in a Covered Security, the following sanctions will apply:

First violation:  warning letter to file.

Subsequent violations:  The transaction must be unwound, with any profits being donated to charity and possible assessment of a fine no less than $100.  If unwinding the transaction would result in a loss greater than $200, the employee, at Boston Common’s discretion, will be required to: (a) unwind the transaction and absorb the loss; (b) pay a fine, the amount of which shall be determined by Boston Common, but which shall in no event be less than $100; or (c) unwind the transaction, absorb any loss and pay a fine.

Reporting

1.           Reporting Requirements.  Employees’ reporting requirements for their securities holdings are somewhat broader than preclearance requirements.  So, for example, while transactions in exchange traded funds do not have to be precleared, they do have to be reported.2  This is confusing, but it has a purpose, which is to ensure that Compliance has a full understanding of where employees have brokerage accounts and where potential conflicts of interest with clients and other risks may arise.  If there are questions about this, please see the Chief Compliance Officer.  Copies of all required forms, including preclearance forms, may be found at “Company\Compliance Manual\ Personal Trading Reporting Documents -- Forms.”

a. Initial Holdings Report.  New employees must submit to Compliance an Initial Holdings Report within ten days of beginning employment with Boston Common Asset Management and annually thereafter.  This report must include the following information and should be current as of a date not more than 45 days before the report is due:

•
With regard to every Covered Security in which the employee or a family member holds a beneficial interest, the report must identify the title of the security, the ticker symbol or CUSIP, the type of security, the number of shares and the broker or dealer.

•
With regard to any security (not just a Covered Security) in which the employee or a family member has a beneficial interest, the report must identify the broker, bank or dealer where that security is located.3

•	If the employee has no holdings, s/he should indicate this on the Report.

b. Annual Holdings Report.  All employees must file an Annual Holdings Report containing the information described in 1.a. above.  The report should be current as of a date not more than 45 days before the report is due. This report must be filed by January 31st of each calendar year.  If the employee has no holdings, he/she should indicate this on the Annual Holdings Report.  To avoid a fine of at least $50, annual reports must be filed by January 31st.

2 Under earlier versions of BCAM’s Code of Ethics it was not necessary to report transactions in exchange traded funds.  However, due to a recent SEC no-action letter, these transactions must now be reported.

3 In other words, even if an account only holds mutual funds or certificates of deposit, that account must be identified.  It is not necessary to specify the value of the holdings in the account.

c. Quarterly Transaction Reports.  All employees are required to submit Quarterly Transaction Reports regarding all transactions in Covered Securities in which they or their family members have a beneficial interest. This report must be submitted no later than 20 days after the end of each calendar quarter.

(i)           Required Information on Reports.  The following information is to be provided on Quarterly Transaction Reports fro transactions effected in Covered Securities:

•
The date of the transaction, the name of the security and the exchange ticker symbol or CUSIP number, the interest rate and maturity date of bonds, the number of shares or the principal amount of bonds

•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

•	The price at which the transaction was effected;

•	The name of the broker, dealer or bank effecting the transaction was effected; and

•	The date the report is submitted.

         (ii)                      Quarterly Reporting Exemptions.  Employees are not required to submit a Quarterly Transaction Report with respect to:

•	Securities over which the employee or his/her family member have no direct or indirect control; or

•	Transactions effected pursuant to an automatic investment or re-investment plan.

(iii)
It is acceptable to submit a Quarterly Transaction Report indicating that transactions in Covered Securities have been effected, but not detailing each of these transactions as provided in subsection (d)(ii) above, if these details would duplicate information contained in confirmations or brokerage account statements that Boston Common holds in its records, so long as the firm receives the confirmations or statements no later than 30 days after the end of the applicable calendar quarter.

e. New Brokerage Account Reports.  If an employee or a family member opens an account that contains securities, s/he must file a Quarterly Brokerage Account Report detailing: (i) the name of the broker, dealer or bank with whom the account was established; (ii) the date the account was established; and (iii) the date the report is submitted.  The report must be filed within 30 days of the end of the quarter in which the account was opened.

f. Duplicate Account Statements and Transaction Confirmations.  Employees and their family members should direct their brokers to provide Boston Common Asset Management Compliance with duplicate copies of confirmations and periodic statements for all securities accounts holding reportable securities.  With the permission of the Chief Compliance Officer, employees may attach brokerage statements to the Quarterly Transaction Reports instead of directing their broker, dealer or bank to forward duplicate documents to the firm.

B.           Monitoring and Review of Personal Securities Transactions

The Chief Compliance Officer, or his or her designee, will review personal securities transactions at least quarterly.  Boston Common Asset Management’s Controller is responsible for reviewing and monitoring the Chief Compliance Officer's personal securities transactions.  If necessary, the Controller will assume the Chief Compliance Officer’s personal trading responsibilities.

C.           Sanctions

If an employee fails to timely file a Quarterly Transaction Report or an Annual Holdings Report, a $50 fine will be assessed.  Additional fines will be assessed for subsequent failures to timely file these reports.  These fines may exceed $50.

INSIDER TRADING POLICY

Employees are prohibited from any trading, either on their behalf or on behalf of others (including investment funds and private accounts managed by Boston Common Asset Management), while in possession of material nonpublic information.  Employees are prohibited from communicating material nonpublic information to others in violation of the law.

A.           What is Material Information? Information is material where there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions.  Generally, this includes any information which, when disclosed, would have a substantial effect on the price of a company’s securities.  There is no simple test to determine when information is material; it is a highly fact-specific inquiry.  For this reason, questions about whether information is material should be directed to the Chief Compliance Officer.

Material information often relates to a company’s results and operations, including, for example, significant new products or discoveries, dividend changes, earnings results, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, and extraordinary management developments.

Material information also may relate to the market for a company’s securities.  Information about an order by Boston Common to purchase or sell securities may be material.  Prepublication information regarding reports in the financial press also may be material.

2.           What is Nonpublic Information?   Information is “public” when it has been disseminated broadly to investors in the marketplace.  For example, information is public after it has become available to the general public through a public filing with the government, via the Dow Jones “tape,” The Wall Street Journal or some other publication of general circulation and after sufficient time has passed so that the information has been disseminated widely.

Before executing any trade, including trades for accounts managed by Boston Common, employees must determine whether they have access to material, nonpublic information.  If an employee thinks that s/he might have access to material, nonpublic information, s/he should take the following steps:

•	Report the information and proposed trade immediately to the Chief Compliance Officer;

•	Do not buy or sell the security on behalf of yourself or others, including a Boston Common client;

•	Do not communicate the information to anyone inside or outside the firm, other than the Chief Compliance Officer;

•	The Chief Compliance Officer will determine whether the information is material and nonpublic and what actions should be taken.

Please remember that the penalties for violating the insider trading laws are severe and may include civil injunctions, permanent bars from employment in the securities industry, civil penalties up to three times the profits made or losses avoided, criminal fines and jail sentences.  All possible steps should be taken to avoid even the appearance of using or passing on confidential, nonpublic information.

3.           Contacts with Public Companies. Contacts with public companies may represent an important part of Boston Common’s social and investment research processes.  Difficult legal issues arise when, in the course of these contacts, a Boston Common employee becomes aware of material, nonpublic information.  This could happen, for example, if a company’s chief financial officer prematurely discloses quarterly results to an analyst, or an investor relations representative makes selective disclosure of adverse news to a handful of investors.  This disclosure may violate the law.  To protect the firm, its clients and its employees, the Chief Compliance Officer should be contacted immediately if it appears that material, nonpublic information has been communicated or received.

CERTIFICATION OF COMPLIANCE WITH THIS CODE

A.           Initial Certification.

All new employees will be provided with a copy of the Code and must initially certify in writing that they have: (i) received a copy of the Code; (ii) read and understood all provisions of the Code; (iii) agreed to abide by the Code; and (iv) reported all account holdings as required by the Code.

B.           Acknowledgement of Amendments.

All employees shall receive copies of any amendments to the Code and shall receive training on the Amended Code.  They must certify in writing that they have: (i) received a copy of the amendment; (ii) read and understood the amendment; and (iii) agreed to abide by the Code as amended.

C.           Annual Certification

All employees must annually certify in writing that they have: (i) read and understood all provisions of the Code; (ii) complied with all requirements of the Code; and (iii) submitted all holdings and transaction reports as required by the Code.

ENFORCEMENT, REVIEW OF CODE AND REPORTS TO MANAGEMENT

The Chief Compliance Officer is responsible for reviewing, maintaining and enforcing Boston Common Asset Management’s Code of Ethics and is also responsible for conducting appropriate employee training to ensure adherence to these policies.  S/he will annually review the Code to ensure it is in compliance with current laws and regulations.  The Chief Compliance Officer shall review the Code annually to ensure its compliance with current laws and regulations.  .

All material violations of the Code shall be immediately reported to senior management.  If it is determined that a material violation has occurred, senior management will decide what sanctions are appropriate, taking into account the seriousness of the violation.  Possible sanctions include reprimands, fines or suspension or termination of employment.

Annually, the Chief Compliance Officer will:

1.	Create a written report that describes any material violations that arose under the Code of Ethics since the last annual report, remedial steps taken, and sanctions imposed i

2.	Certify that Boston Common has adopted procedures reasonably necessary to prevent violations of the Code.

3.	Present this report and certification to Boston Common’s senior management and to the Board of Directors of all funds advised by Boston Common.

RECORD MAINTENANCE

The Chief Compliance Officer, or her designee, shall maintain or cause to be maintained in a readily accessible place the following records:

1.	A copy of all Codes of Ethics adopted by the firm that have been in effect during the past five years;

2.	A record of any violation of this Code and any action that was taken as a result of such violation for a period of five years from the end of the fiscal year in which the violation occurred;

3.	A record of compliance certifications for each employee or access person for the last five years;

4.	A copy of all reports made pursuant to Advisers Act Rule 204A-1 and Rule 17j-1 of the Investment Company Act; and .

5.	A list of all persons who are, or within the preceding five years have been, access persons.

FORM ADV DISCLOSURE

The Chief Compliance Officer shall be responsible for ensuring that Boston Common’s Form ADV includes an updated description of the Code.  The Chief Compliance Officer or his/her designee shall be responsible for providing updated copies of the Code as required by the Investment Advisers Act, the Investment Company Act, and FINRA.

Effective December 29, 2010